March 26, 2004

Investor
Address
Address
Address

Dear __________________:

         I want to bring to your attention a matter of serious concern to our company. We have received a shareholder proposal (Proposal 4 in our proxy statement) that would require U.S. Bancorp to seek shareholder approval prior to offering any retirement benefits to senior executives under a supplemental executive retirement plan that are greater than those provided under a qualified pension plan.

         If we were subject to this requirement, it could seriously damage our ability to attract and retain the senior management talent necessary to drive our company forward and create value for our shareholders and would put us at a severe competitive disadvantage.

         I urge you to cast your vote against this proposal when you submit your proxy for our 2004 annual meeting. Please feel free to call Mac McCullough, Director of Investor Relations, or me, at 612-303-0786 if you have any questions or would like to discuss this matter further.

                                   Sincerely,



                                   Jerry A. Grundhofer